Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below), and the provisions herein are subject in their entirety to the provisions of the Offer (as defined below). The Offer is made solely by the Offer to Purchase, dated as of December 1, 2022, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

OYSTER POINT PHARMA, INC.

at

$11.00 per share, net in cash, plus one non-transferable

contingent value right for each share, which represents

the contractual right to receive a contingent cash payment of

$1.00 or $2.00 per share upon the achievement of specified milestones,

pursuant to the Offer to Purchase, dated December 1, 2022

by

IRIS PURCHASER INC.

a wholly owned subsidiary of

VIATRIS INC.

Iris Purchaser Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Viatris Inc., a Delaware corporation (“Viatris”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Oyster Point Pharma, Inc., a Delaware corporation (“Oyster Point”), at a price of $11.00 per share, in cash, net of applicable withholding taxes and without interest (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR”), which represents the right to receive a contingent payment of $1.00 or $2.00 in cash, without interest and subject to any applicable withholding taxes, if specified milestones are achieved (the Cash Amount plus the CVR, collectively, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of December 1, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Each CVR represents the represents the non-transferable contractual contingent right to receive a cash payment (each a “Milestone Payment”) of either (but not both) $1.00 per share in cash if Milestone 1 (as defined below) is achieved or $2.00 per share in cash if Milestone 2 (as defined below) is achieved, net of applicable withholding taxes and without interest. Milestone 1 will be met if Oyster Point both (i) recognizes at least $21.6 million net revenue from sales of TYRVAYA® (varenicline solution) Nasal Spray for the twelve months ended December 31, 2022; and (ii) achieves at least 131,822 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. Milestone 2 will be met if Oyster Point both (i) recognizes at least $24.0 million net revenue from sales of TYRVAYA Nasal Spray for the twelve months ended December 31, 2022; and (ii) achieves at least 146,469 total TYRVAYA Nasal Spray prescriptions in the United States for the twelve months ended December 31, 2022. If Milestone 1 is achieved and Milestone 2 is not achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $1.00 per share in cash. If Milestone 1 and Milestone 2 are achieved, the stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will receive a Milestone Payment of $2.00 per share in case. If Milestone 1 is not achieved, no Milestone Payment will become payable and stockholders who had shares of Oyster Point’s common stock acquired by Viatris in connection with the Offer will not receive additional consideration.

Tendering stockholders will not be obligated to pay brokerage fees or commissions to American Stock Transfer & Trust Company, LLC, which is acting as depositary and paying agent for the Offer (the “Depositary”), or Innisfree M&A Incorporated, which is acting as the information agent for the Offer (the “Information Agent”), or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the tender of Shares in the Offer. U.S. federal income tax backup withholding may be required unless an exemption applies and is provided to the Depositary or unless the required taxpayer identification information and certain other certifications are provided to the Depositary. See Instruction 9 of the Letter of Transmittal. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with these institutions as to whether they charge any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY,

EASTERN TIME, ON DECEMBER 30, 2022 (ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON DECEMBER 30, 2022),

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Viatris, Purchaser and Oyster Point. The Merger Agreement provides, among other things, that as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of specified conditions, Purchaser will be merged with and into Oyster Point (the “Merger”) in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”) without a vote on the adoption of the Merger Agreement by Oyster Point stockholders, with Oyster Point continuing as the surviving corporation in the Merger and thereby becoming an indirect wholly owned subsidiary of Viatris. At the closing of the Merger, each Share outstanding immediately prior to the Effective Time (as defined in the Offer to Purchase) (other than Shares held (i) by Oyster Point (including any treasury shares) or by Viatris or Purchaser or any other direct or indirect wholly owned subsidiary of Viatris, which Shares will be canceled and will cease to exist, or (ii) by any Oyster Point stockholder who is entitled to demand and properly exercises and perfects its appraisal rights in accordance with Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares) will be automatically converted into the right to receive the Offer Price from Purchaser, without interest thereon and subject to any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Viatris. The terms of the Merger Agreement are more fully described in the Offer to Purchase.

The Offer is conditioned on, among other things, that as of immediately prior to the expiration of the Offer, the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)) (as described in more detail in Section 3 of the Offer to Purchase), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one Share more than 50% of the then-issued and outstanding Shares (the “Minimum Condition”). The Offer is also subject to certain other conditions set forth in the Offer to Purchase, including the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the absence, since November 7, 2022, of any Material Adverse Effect (as defined in the Offer to Purchase) that is continuing as of the Offer Acceptance Time (as defined in the Offer to Purchase), and other customary conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase. Neither the consummation of the Offer nor the Merger is subject to any financing condition.

The Offer and any withdrawal rights will expire at the end of the day, Eastern Time, on December 30, 2022 (one minute after 11:59 p.m., Eastern Time, on December 30, 2022) (the “Expiration Date”), unless the Offer is extended pursuant to and in accordance with the Merger Agreement (in which event the “Expiration Date” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The time of acceptance of all validly tendered Shares for payment pursuant to and subject to the conditions of the Offer is referred to as the “Offer Acceptance Time.”

The board of directors of Oyster Point unanimously recommends that Oyster Point stockholders tender their Shares pursuant to the Offer. The board of directors of Oyster Point, among other things, has unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby and by the CVR Agreement (as defined below) and the Tender and Support Agreement referred to therein, including the Offer and the Merger, the payment of the Offer Price (as defined in the Offer to Purchase) or the Merger Consideration (as defined in the Offer to Purchase), as applicable, to holders of Shares in connection therewith, and the other transactions and matters contemplated in connection therewith (the “Transactions”) are advisable and fair to, and in the best interest of, Oyster Point and its stockholders, and (b) resolved to authorize and approve the execution, delivery and performance by Oyster Point of the Merger Agreement and the consummation of the Transactions, including, without limitation, the Offer and the Merger, on the terms and subject to the conditions contained in the Merger Agreement (c) resolved that the Merger will be effected under Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of Oyster Point tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions of the Merger Agreement.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser is required or permitted to extend the Expiration Date and in which Viatris is required to cause Purchaser to extend the Expiration Date. Specifically, subject to Viatris’ rights to terminate the Merger Agreement in accordance with its terms, the Merger Agreement provides that Purchaser must extend the Offer from time to time for additional periods specified by Oyster Point of up to ten (10) business days per extension if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived and Oyster Point requests that the Offer be extended to permit satisfaction of such Offer Condition(s). Purchaser also must extend the Offer (i) for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to consummation of the Offer under the HSR Act shall have expired or been terminated an (ii) as required by applicable legal requirements, any interpretation or position of the SEC, the staff thereof or the Nasdaq Global Select Market applicable to the Offer. However Purchaser is not required to, and without Oyster Point’s consent, may not, extend the Offer beyond the earlier of the termination of the Merger Agreement in accordance with its terms and February 1, 2023. If Purchaser extends the Offer, such extension will extend the time that tendering stockholders will have to tender (or withdraw) their Shares.

Purchaser expressly reserves the right to increase the Offer Price or to waive or make any other changes to the terms and conditions of the Offer, including the Offer Conditions. However, without the prior written consent of Oyster Point, Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) decrease the maximum number of Shares sought to be purchased in the Offer, (iv) impose conditions to the Offer in addition to the Offer Conditions, (v) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger, (vi) amend, modify, change or waive the Minimum Condition, the Non-Prohibition Condition (as defined in the Offer to Purchase) or the Termination Condition (as defined in the Offer to Purchase), (vii) terminate the Offer or accelerate, extend or otherwise change the Expiration Date in a manner other than in accordance with the relevant provisions of the Merger Agreement, (viii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, Purchaser, Viatris and Oyster Point will consummate the Merger as soon as practicable. Purchaser does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares in the Offer. Upon the terms set forth in the Merger Agreement and subject to the conditions as described in Section 15—“Conditions to the Offer” of the Offer to Purchase, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Cash Amount (or funds related to the CVRs, as discussed below) for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer and the Merger Agreement, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Share, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described in the Offer to Purchase and as otherwise required by Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. As a result of the Merger, Oyster Point will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Viatris.

At or prior to the Offer Closing (as defined in the Offer to Purchase), Viatris will execute a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to Oyster Point and Viatris (the “Rights Agent”) governing the terms of the CVRs. Neither Purchaser nor Viatris will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

In all cases, payment for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book entry transfer of such Shares (a “Book Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book Entry Transfer Facility”) pursuant to the procedures set forth in the Offer to Purchase, (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after January 30, 2023.

For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book entry transfer as set forth in the Offer and Tendering Shares”, any notice of withdrawal must also specify the name and number of the account at the Book Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals of tenders of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re tendered following one of the procedures described in the Offer to Purchase at any time prior to the Expiration Date.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. None of Viatris, Purchaser, Oyster Point, the Depositary, Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, Viatris and Oyster Point pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, Purchaser expects the Merger to occur following the consummation of the Offer without a subsequent offering period. The Merger Agreement does not permit a subsequent offering period for the Offer without Oyster Point’s prior written consent.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Oyster Point has provided Purchaser with its stockholder list and security position listings for the purpose of disseminating the Offer to Purchase, the related Letter of Transmittal and other related materials to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on the stockholder list of Oyster Point as of December 1, 2022, and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The exchange of Shares for the Offer Price pursuant to the Offer or the Merger (or for cash upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a holder recognizes, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs and payments (if any) with respect to the CVRs, with respect to which there is uncertainty. We urge you to consult your own tax advisor as to the particular tax consequences to you of the receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger, and payments (if any) with respect to the CVRs. See Section 5 — “Material U.S. Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

The Offer to Purchase, the Letter of Transmittal and the other related tender offer documents contain important information. Holders of Shares should carefully read such documents in their entirety before any decision is made with respect to the Offer.

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the notice of guaranteed delivery may be directed to the Information Agent at its telephone number and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

Neither Viatris nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to Innisfree M&A Incorporated in its capacity as Information Agent and American Stock Transfer & Trust Company, LLC in its capacity as Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders may call: (877) 717-3936 (toll-free from the U.S. and Canada) or

+1 (412) 232-3651 (from other countries)

Banks and Brokers may call collect: (212) 750-5833

December 1, 2022